File No. 812-15096

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT

TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION

FROM SECTION 23(a)(1) OF THE 1940 ACT

KOHLBERG KRAVIS ROBERTS & CO. L.P.

KKR REAL ESTATE SELECT TRUST INC.

9 West 57th Street, Suite 4200

New York, NY 10019

Please direct all communications regarding this Application to:

Jason Carss, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

With a copy to:

Rajib Chanda, Esq.

Benjamin Wells, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

This Application (including Exhibits) contains 16 pages.

As filed with the Securities and Exchange Commission on May 28, 2020

TABLE OF CONTENTS

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: Kohlberg Kravis Roberts & Co. L.P.	AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 23(a)(1) OF THE 1940 ACT
KKR Real Estate Select Trust Inc.

File No. 812-15096

I.	INTRODUCTION

Kohlberg Kravis Roberts & Co. L.P. (the “Existing Adviser”) and KKR Real Estate Select Trust Inc., an entity registered as a closed-end investment company (the “KREST Fund” and together with the Adviser, the “Applicants”), hereby file this application (the “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Section 23(a)(1) of the 1940 Act.

Applicants seek an order of the Commission under Section 6(c) of the 1940 Act, granting an exemption from Section 23(a)(1) of the 1940 Act to the extent necessary to allow a Fund1 to pay its Adviser2 all or part of the Advisory Fees3 earned by the Adviser in shares of its common stock4 in lieu of paying an equivalent amount in cash.

[1]

As used herein, the term “Fund” means (i) the KREST Fund and (ii) any existing or future closed-end management investment company (A) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (B) whose primary investment adviser is an Adviser (as defined below) and (C) that intends to rely the requested order. The term “BDC” means business development company as defined under Section 2(a)(48) the 1940 Act. Each person that currently intends to rely on the requested order is named as an Applicant. Any person that relies on the requested order in the future will do so only in accordance with the terms and conditions contained in this Application.

[2]

As used herein, the term “Adviser” means (i) the Existing Adviser, (ii) any investment adviser that controls, is controlled by or is under common control with the Existing Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) or (iii) any successor in interest to any entity described under (i) and (ii) of this definition. For purposes of the requested order, the term “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3]

The term “Advisory Fees” means the compensation a Fund agrees to pay its Adviser for managing the Fund’s investment portfolio pursuant to the investment advisory agreement with its Adviser (each, an “Advisory Agreement”). Such compensation may include base management fees, income-based incentive fees, and/or capital gains-based incentive fees, as applicable. The Applicants do not differentiate among the various forms of Advisory Fees because, in each case, an Adviser will receive shares in lieu of a dollar amount of Advisory Fees.

[4]

References to shares herein are meant to apply to common equity securities of a Fund, including shares of common stock, shares of beneficial interest, limited liability company units or similar equity securities.

Page 1 of 16 Sequentially Numbered Pages (including exhibits)

II.	BACKGROUND

A.	The Applicants

1.	The Existing Adviser

Kohlberg Kravis Roberts & Co. L.P. is a Delaware limited partnership and registered as an investment adviser under the Advisers Act. The Existing Adviser or an investment adviser that is under common control with the Existing Adviser and registered as an investment adviser under the Advisers Act will serve as the investment adviser to the KREST Fund pursuant to its Advisory Agreement. Subject to the overall supervision of the KREST Fund’s board of directors, an Adviser will manage the day-to-day operations of, and provide investment advisory services to, the KREST Fund.

2.	The KREST Fund

KKR Real Estate Select Trust Inc. (f/k/a KKR KREST Fund Inc.), is a Maryland corporation that will operate as an externally-managed, non-listed5 closed-end management investment company. The KREST Fund has filed a registration statement with the Commission on Form N-2 under the 1940 Act and the Securities Act of 1933 that will be declared effective by the staff of the Commission (the “Staff”) prior to the KREST Fund publicly offering its shares and prior to the Applicants relying on the requested order.

The KREST Fund will continuously offer its shares and expects to offer periodic liquidity with respect to its shares through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).6 The KREST Fund expects to invest primarily in illiquid assets. The KREST Fund intends to offer multiple classes of shares with varying sales and asset based service and/or distribution fees and impose early withdrawal charges pursuant to separate exemptive relief from the Commission granted to an affiliate of the KREST Fund.

III.	REQUEST FOR EXEMPTIVE RELIEF

The Applicants seek an exemption from the provisions of Section 23(a)(1) pursuant to Section 6(c) to permit an Adviser to elect to receive some or all of its earned Advisory Fees in shares pursuant to the terms and subject to the conditions of the Advisory Agreement. The Applicants believe that the requested relief meets the standards of Section 6(c).

IV.	OVERVIEW OF THE ARRANGEMENT

The proposed arrangement will provide an Adviser the option of receiving some or all of the Advisory Fees payable by a Fund under an Advisory Agreement in the form of newly issued shares of the Fund in lieu of cash payment. As is required by the 1940 Act, each Adviser will manage a Fund pursuant to an Advisory Agreement that precisely describes the full nature and method of calculation of the Advisory Fees. Each Advisory Agreement will also specify that the Adviser may elect to receive payment of the Advisory Fees it has earned, in whole or in part, in an amount of shares of the Fund equal in value to the dollar figure of the Advisory Fees owed. Each Fund will describe this mechanism in its registration statement.

[5]	If the KREST Fund, or any other Fund, lists its shares, it will no longer rely on the requested relief.
[6]

Other Funds that rely on the requested order in the future may offer periodic liquidity in compliance with Rule 23c-3 under the 1940 Act (“Interval Funds”). The Applicants believe that the discussions herein regarding the requested relief apply to the same extent to Interval Funds as they do to any other Fund.

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At the beginning of each fee calculation period as determined by each Fund’s Advisory Agreement (e.g., quarterly, monthly, etc.), each Fund’s Adviser will elect to receive its Advisory Fees for such payment period in cash, shares or some combination of both. In making such an election, the Adviser will consider the best interests of the Fund and its shareholders. At the conclusion of the payment period, each Fund will calculate the precise dollar figure of the Advisory Fee, regardless of whether the Adviser elects payment in cash, shares or a combination of both. Although Advisory Fees will not be set at a fixed dollar amount (in that the dollar amount of fees will not be the same every period it is payable), they will be nonetheless readily ascertainable because they will be calculated in accordance with the terms of each applicable Advisory Agreement. If the Adviser has elected to receive all or a portion of its Advisory Fees for that period in shares in lieu of cash, the Fund will take an additional step and calculate the number of shares it must issue to the Adviser that have a value equal to the dollar amount of the Advisory Fee.

The number of shares that the Adviser will receive will be equal to the quotient of (x) the sum of Advisory Fees elected by the Adviser for payment in shares and (y) the greater of (i) the then-current net asset value (“NAV”) per share of the class of shares the Adviser will receive, as determined by or under the supervision of the Fund’s board of directors in accordance with Section 23(b) of the 1940 Act and (ii) the current offering price of the class of shares the Adviser will receive. For example, if an Adviser earned Advisory Fees amounting to $200,000 for a given period and the Fund’s NAV per share and offering price per share was $25 at the time of issuance, the Fund would issue 8,000 shares to the Adviser if the Adviser elected to receive its entire Advisory Fee in shares for that period.

A Fund will only issue a class of shares otherwise available for purchase by third-party investors in lieu of a cash payment of Advisory Fees. The Fund’s Advisory Agreement will detail the specific class of shares that the Fund may issue to the Adviser as compensation in lieu of a cash payment. The Adviser will receive shares in lieu of cash compensation at the same price as third party investors acquiring the same class of shares (which will generally be the then-current NAV per share). If the applicable Fund offers multiple classes of shares, the Advisory Agreement would generally specify that the Fund’s Adviser may elect to receive shares of the class most suitable for institutional investors. An Adviser will not receive any additional compensation when it elects that a Fund issues it shares in lieu of cash payment of Advisory Fees. A Fund will only issue shares to the Adviser on days when the Fund has determined its NAV in accordance with Section 23(b) of the 1940 Act. Each Fund will disclose how its Adviser was compensated for the prior period in its annual and semi-annual reports.

Any shares received by the Adviser in lieu of cash will have the same rights and obligations as shares of the same class issued to other investors in the Fund. An Adviser will be subject to the same fees and expenses applicable to the Fund’s other shareholders in the relevant class and will not receive preferential voting, dividend or liquidity rights with respect to its shares. Further, an Adviser will “mirror vote” any shares received in lieu of a cash payment for Advisory Fees. That is, an Adviser will vote any such shares in the same proportion as the vote of all other shareholders that are not affiliates of the Adviser for so long as the Adviser serves as the investment adviser to the Fund.

Each Adviser will have the same opportunity and rights to liquidate shares of a Fund it received in lieu of cash payment of Advisory Fees as other shareholders of that Fund. No Adviser nor any affiliates of an Adviser will receive priority with respect to any tender or repurchase offer made by a Fund, but an Adviser and any affiliate of an Adviser may participate in any periodic tender or repurchase offers made by the applicable Fund to its shareholders, subject to the same general limitations applicable to other shareholders. An Adviser and its affiliates having equal priority may reduce the ability of Fund

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shareholders to obtain liquidity through a Fund’s periodic tender or repurchase offers as those offers may be more likely to become oversubscribed, in which case each shareholder’s request for liquidity (including the request of the Adviser) may be cutback. However, if an Adviser were to choose to use its cash compensation to purchase shares and chooses to tender, any such offer by a Fund is equally as likely to become oversubscribed. As required by Section 30(h) of the 1940 Act, each Adviser and its affiliated persons will make public filings with the Commission disclosing any transactions in a Fund’s shares as required by Section 16 of the Exchange Act.

Additionally, an Adviser that elects to receive payment in shares will commit to the Fund to forgo selling those shares for at least 12 months from the date of issuance. This commitment would provide further assurances that an Adviser bears the long-term benefits and risks of an investment in the shares of a Fund and decreases the likelihood of any potential over-reaching by the Adviser. The Fund’s public disclosure will state the Adviser’s undertaking.

Consistent with fiduciary obligations under the 1940 Act, on an annual basis, the Independent Directors7 of each Fund will review such Fund’s Advisory Agreement in accordance with Section 15(c) and subject to Section 36 of the 1940 Act, including those provisions allowing for payment of Advisory Fees in shares. In order for a Fund to continue to rely on the requested relief, each year a majority of each Fund’s Independent Directors must determine that the continued use of the share payment provisions remain in the best interest of the applicable Fund and its shareholders. In reviewing a Fund’s Advisory Agreement, its Independent Directors will consider the potential impact of the share payment policy on the Fund’s earnings and NAV per share. As each Advisory Agreement will require that a Fund issue shares at and (ii) the current offering price of the class of shares the Adviser will receive in the dollar amount that would otherwise be paid as compensation in cash, it is expected that any such issuance will have a net neutral result on the indicators reviewed by Independent Directors.

Under each Advisory Agreement, the Adviser will have the ability to assign its right to receive payment of any Advisory Fees to an entity it controls, is controlled by or with which it is under common control (a “control affiliate”). For various reasons, including tax structuring, it may be more efficient for the Adviser to assign its right to receive any shares issued to a control affiliate. Any Fund shares issued to a control affiliate of an Adviser will be subject to the same conditions of the requested relief as if the shares were issued to and held by the Adviser directly.

V.	LEGAL ANALYSIS

A.	Applicable Law

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 23(a)(1) of the 1940 Act prohibits a registered closed-end investment company from issuing any of its securities in exchange for services provided to the investment company.8

[7]	The term “Independent Directors” means members of the Fund’s board of directors who are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.
[8]	Section 22(g) of the 1940 Act provides a parallel prohibition for registered open-end investment companies.

Page 4 of 16 Sequentially Numbered Pages (including exhibits)

Section 23(a)(1) of the 1940 Act was enacted in 1940 in response to a then-common practice of funds paying insiders a definite number of shares of the fund at a future date for their services (rather than assigning a fixed dollar value to the services).9 Under this construct, if the value of the fund’s shares appreciated by the time the shares were payable by the fund, the compensation paid to the insiders exceeded the original cash value of the services provided. As a result, the fund treated insiders on a basis more favorable than other shareholders by allowing them to acquire fund shares at less than the net asset value of the shares. The insiders received a “windfall” that diluted the value of the shares held by other shareholders.

B.	Rationale for Relief

1.	The Requested Relief is Necessary or Appropriate in the Public Interest.

Applicants believe the requested relief is appropriate and in the interest of the Funds’ shareholders because when an Adviser elects to receive its Advisory Fees in shares it would increase Fund assets available for investment purposes and create better alignment of interests between the Fund and the Adviser. Absent the requested relief, a Fund would be required to hold a greater amount of investable assets in cash for payment of Advisory Fees or could be forced to liquidate assets at unfavorable times or unfavorable prices to pay Advisory Fees in cash, which could be particularly problematic for a Fund that invests primarily in illiquid assets. For payment periods where the Adviser elects payment in shares, the advance notice provided by the Adviser’s election will allow the Fund to deploy the cash that would otherwise need to be held for payment of Advisory Fees, reducing cash “drag” and opportunity costs for the Fund. These benefits to a Fund and its shareholders would not be available if it was required to pay Advisory Fees in cash to an Adviser, and the Adviser used the cash to purchase shares from the Fund directly.

Applicants assert that the requested relief further aligns the interests of an Adviser with those of Fund shareholders because the Adviser has more so-called “skin in the game.” As opposed to payment in cash, an Adviser invests in the Fund alongside, and at the same price as, other investors. This further aligns the interests of Fund shareholders and the Fund’s Adviser because the Adviser’s realizable compensation for any past payment is tied to maintaining or increasing the NAV per share price until the Adviser liquidates such shares. Moreover, because an Adviser will agree to hold any shares it receives in lieu of compensation for at least 12 months, the Adviser is further incentivized to act in the long-term interests of Fund shareholders.

As noted in Interpretive Matters Concerning Independent Directors of Investment Companies, when a fixed dollar amount is assigned to the services provided to a fund, payment in fund shares is functionally equivalent to payment in cash.10 As discussed above, even in the absence of the requested relief, an Adviser could lawfully achieve the same alignment of interests by using its own available cash to purchase shares. The requested relief achieves the same outcome (alignment of interests achieved by ownership of shares by the Adviser) without the added step and resulting transaction and opportunity costs for the Fund stemming from paying the Adviser in cash.

[9]

Investment Trusts and Investment Companies: Hearings on H.R. 10065 Before the House Subcomm, on Interstate and Foreign Commerce, 76th Cong., 3d Sess. 109 (1940) (statement of David Schenker, Chief Counsel, Investment Trust Study, SEC).

[10]

Interpretive Matters Concerning Independent Directors of Investment Companies, Investment Company Act Release No. 24083, 64 Fed. Reg. 59877, 59884 (Oct. 14, 1999) (the “Director Interpretive Guidance”). See Section V.C.2. below for additional discussion regarding the Director Interpretive Guidance.

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2.	The Requested Relief is Consistent with the Protection of Investors.

Applicants assert that the type of self-dealing that Section 23(a)(1) was designed to prevent does not exist under the requested relief and to the extent it potentially exists, Applicants submit that there are ample protections in the proposed conditions to address potential conflicts of interest and prevent opportunities for self-dealing. For instance, on an annual basis, the Independent Directors will review the Fund’s Advisory Agreement, including the provisions allowing for payment of Advisory Fees in shares and will confirm that such policy remains in the best interests of a Fund and its shareholders. The requested relief will also not result in a windfall to insiders because the shares will be issued to the Adviser at the same price per share available to other similarly situated investors in the Fund at the time of issuance. Furthermore, the shares will be issued in the amount of the cash value of the services that were rendered. The requested relief will not be used as a means for insiders to control any Fund because, as a condition of the requested relief, each Adviser or assignee of an Adviser will vote any shares received in lieu of cash payment of Advisory Fees in the same proportion as the vote of all other shareholders that are not affiliates of an Adviser for so long as an Adviser serves as the investment adviser to a Fund. Any shares an Adviser or its affiliates may acquire with their own resources will not be subject to this condition.

Additionally, in order to assure that an Adviser bears the long-term benefits and risks of an investment in the shares, each Adviser will commit to the Fund to not sell any shares received in lieu of cash payment of Advisory Fees for at least 12 months from the date of issuance. Each Fund will publicly disclose the Adviser’s commitment in the Fund’s registration statement. Furthermore, the applicable Adviser would represent that it would have the financial resources to pay its own expenses without receiving Advisory Fees in cash for the applicable period.

3.	The Proposed Transactions Will Be Consistent with the General Purposes, Policy and Provisions of the 1940 Act.

Applicants assert that the requested relief is consistent with the general purposes, policy and provisions of the 1940 Act. The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the findings enumerated in Section 1(b) of the 1940 Act. Section 1(b)(2) declares it against the public interest when investment companies are organized, operated, managed or their portfolio securities are selected in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. The concerns underlying the enactment of Section 23(a)(1) included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of stockholders’ equity in the investment company.11

Applicants assert that the requested relief does not raise concerns about preferential treatment of Applicant’s insiders because an Adviser will receive a class of shares that is available for purchase by similarly qualified third-party investors and that will be issued at the same price per share available to other investors in the Fund at the time of issuance. No Adviser will receive any preferential voting, dividend or liquidity rights with respect to shares. The shares will be subject to the same fees and expenses applicable to other shareholders in the relevant class. As discussed above, because the Adviser and any control affiliate will mirror vote any shares received in lieu of cash for Advisory Fees, the requested relief would not become a means for insiders to obtain control of any Fund.

[11]	See H.R. Rep. No. 76-2639, at 8 (1940) and S. Rep. No. 76-1775, at 7 (1940).

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The requested relief will not unduly complicate the capital structure of the Funds because equity-based compensation arrangements are widely used, including among operating companies generally and investment companies with respect to directors, and therefore such arrangements are familiar to investors. The Fund’s registration statements, shareholder reports and proxy statements will include “plain English” disclosure on the existence of the relief, a statement that the Adviser may be compensated in shares in lieu of cash and any potential risks associated with the relief. Such risk disclosure may explain that third party shareholders will not be have priority over the Adviser or its affiliates with respect to receiving liquidity during any periodic tender or repurchase offers and that may have the effect of diluting third party shareholders with respect to any such offers.

Applicants believe the proposed arrangement does not raise dilution concerns associated with other forms of equity-based compensation, such as stock options. As any shares of a Fund issued to the Adviser will be based on the Fund’s then-current NAV per share, the issuance will always be adding assets to the Fund in direct proportion with the shares issued, which forestalls any dilutive effect. By way of comparison, stock options holders are issued shares based on the option’s exercise price, which may be dilutive to existing shareholders if the exercise price is below a company’s current trading price.

C.	Precedent in Favor of Relief

1.	Orders for Internally Managed Closed-End Investment Companies and Business Development Companies.

The Commission has previously granted exemptive relief to allow internally managed closed-end investment companies12 and business development companies13 to issue restricted stock, and in some cases, stock options, as part of a compensation package for employees, officers and directors. In support of this relief, applicants argued that equity-based compensation is an essential component of a fund’s long-term success, allowing for alignment of a fund’s investment strategy, its stockholders’ return expectations and its employee compensation14 and emphasized the importance of reducing a fund’s cash compensation expenses to maximize its cash available for investments.15 Applicants believe these same arguments apply for an externally managed fund, where the adviser exercises investment discretion and oversees the fund’s day-to-day operations.

[12]

See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998); Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005). Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express were also granted relief to issue stock options to non-interested directors.

[13]

See Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016); Equus Total Return, Inc., Investment Company Act Release No. 32421 (Jan 10, 2017); Triangle Capital Corporation, Investment Company Act Release No. 30432 (March 21, 2013); Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012); Capital Southwest Corporation, Investment Company Act Release No. 29491 (Oct. 26, 2010); Medallion Financial Corp., Investment Company Act Release No. 29258 (April 26, 2010); Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008); Main Street Capital Corporation, Investment Company Act Release No. 28120 (January 16, 2008); MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).

[14]	See, e.g., Capital Southwest Corporation, Investment Company Act Release No. 29491 (Oct. 26, 2010) at 5.
[15]	See, e.g., Hercules Capital, Inc., Investment Company Act Release No. 33360 (Jan. 30, 2019).

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In contrast to the prior orders issued to internally managed closed-end funds and business development companies, Applicants are not seeking relief to issue restricted stock or stock options, which can raise complicated issues related to tax withholding obligations. Unlike the holder of a stock option, as a stockholder in a Fund entitled to receive dividend payments, any Adviser would have a vested interest in the Fund’s income stream and value protection.

2.	Director Interpretive Guidance.

The Staff has also recognized the benefits of allowing an investment company to align the interests of its directors with the interests of shareholders through the issuance of equity compensation. In the Director Interpretive Guidance, the Staff issued guidance stating that it would not recommend enforcement action under Section 22(g) if a fund compensates its directors with fund shares, provided that a fixed dollar value is assigned to the directors’ services prior to the time that the compensation is payable.16 The Staff noted that a closed-end fund could apply the principles summarized in the guidance in the same manner as an open-end fund. Applicants believe the same reasoning for allowing funds to compensate directors in fund shares applies in the investment adviser context.

In favor of its position, the Staff highlighted the following benefits to shareholders:

•

enhanced fund governance by aligning the interests of a fund’s directors with the interests of its shareholders and creating a clear economic incentive for directors to protect the interests of fund shareholders; and

•	directors, as fund shareholders, are in a better position to evaluate the services the fund provides to its shareholders.

While the Director Interpretive Guidance relates to directors and not investment advisers, the Applicants believe the benefits to shareholders are similar under both scenarios.

VI.	CONDITIONS

For the reasons set forth herein, the Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act.

The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1.	Each Fund will adopt an Advisory Agreement that specifies that its Adviser may opt to be receive newly issued shares in lieu of cash payment of Advisory Fees. Such Advisory Agreement will contain:

a.

A precise formula for determining the number and class of shares to be issued as compensation to the Adviser for each applicable pay period, including the date upon which the calculation shall be performed, stating that the number of shares that an Adviser will receive will be equal to the quotient of (x) the sum of Advisory Fees elected by the Adviser for payment in shares and (y) the greater of (i) the then-current NAV per share of the class of shares the Adviser will receive, as determined by or under the supervision of the Fund’s board of directors in accordance with Section 23(b) of the 1940 Act and (ii) the current offering price of the class of shares the Adviser will receive.

[16]	Investment Company Act Release No. 24083, 64 Fed. Reg. 59877, 59884 (Oct. 14, 1999).

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b.

A provision ensuring that such Adviser must elect in advance of each payment period whether the Advisory Fees for that period will be payable in cash, shares of the Fund, or some combination of cash and shares of the Fund.

2.

Any shares received by the Adviser in lieu of cash payment of Advisory Fees will have the same rights and obligations as shares of the same class issued to other investors in the Fund. The Adviser will not receive preferential voting, dividend or liquidity rights with respect to its shares and will be subject to the same fees and expenses applicable to the Fund’s other shareholders in the relevant class.

3.

The shares held by the Adviser will have the same opportunity to participate in any periodic tender or repurchase offers available to the applicable Fund’s other shareholders and will be subject to the same limitations applicable to such offers.

4.

The Adviser will mirror vote any shares received in lieu of cash payment of Advisory Fees in the same proportion as the vote of all other shareholders that are not affiliated with the Adviser for so long as the Adviser serves as the investment adviser to the Fund.

5.

On an annual basis, the Independent Directors of each Fund will review the terms of the Fund’s Advisory Agreement allowing for the issuance of shares in lieu of cash payment of Advisory Fees and will confirm that such policy remains in the best interests of such Fund and its shareholders.

6.

Each Fund will disclose in its registration statements, shareholder reports and proxy statements (i) that its Adviser may be compensated in shares in lieu of cash payments in reliance on the relief, and how the Adviser was compensated for any period related to such report, (ii) that its Adviser will commit not to sell any shares received in lieu of a cash payment of Advisory Fees for at least 12 months from the date of issuance and (iii) any potential risks related to the relief.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Jason Carss, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street

New York, NY 10019

Applicants further state that all written or oral communications concerning this Application should be directed to:

Rajib Chanda, Esq.

Benjamin Wells, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

(202) 636-5500

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The

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certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.	CONCLUSION AND SIGNATURES

Based on the facts, analysis and conditions described in the Application, the Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting relief from Section 23(a)(1) to extent necessary to allow a Fund to pay the Adviser Advisory Fees in shares.

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The Applicants have caused this Application to be duly signed on their behalf on the 28th day of May, 2020.

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Authorized Person

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Director

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

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Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is an authorized person of Kohlberg Kravis Roberts & Co. L.P. (the “Company”); that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Authorized Person
Date:	May 28, 2020

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Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the sole director of KKR Real Estate Select Trust Inc. (the “KREST Fund”) and that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), the person signing and filing the Application on behalf of the KREST Fund is fully authorized to do so pursuant to the general authority vested in him by the Articles of Incorporation and Bylaws of the KREST Fund.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Director
Date:	May 28, 2020

Page 14 of 16 Sequentially Numbered Pages (including exhibits)

Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached application, dated May 28, 2020, for and on behalf of Kohlberg Kravis Roberts & Co. L.P. (the “Company”); that he is authorized to execute the attached application on behalf of the Company; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Authorized Person
Date:	May 28, 2020

Page 15 of 16 Sequentially Numbered Pages (including exhibits)

Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached application, dated May 28, 2020, for and on behalf of KKR Real Estate Select Trust Inc. (the “KREST Fund”); that he is authorized to execute the attached application on behalf of the KREST Fund; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Director
Date:	May 28, 2020

Page 16 of 16 Sequentially Numbered Pages (including exhibits)